UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2007

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-145845, 333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

Exhibit	Item
Exhibit 1	OPINION FROM SULLIVAN & CROMWELL LLP WITH RESPECT TO CERTAIN TAX MATTERS

Exhibit 1	OPINION FROM SULLIVAN & CROMWELL LLP WITH RESPECT TO CERTAIN TAX MATTERS

September 28, 2007

Barclays Bank PLC,

1 Churchill Place,

London, E14 5HP,

England.

Ladies and Gentlemen:

We have acted as counsel to Barclays Bank PLC (the “Company”) in connection with the preparation and filing by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, of the pricing supplements, each dated September 28, 2007, relating to the public offering by the Company of the iPath® S&P GSCITM Total Return Index due June 12, 2036, iPath® Dow Jones – AIG Commodity Index Total ReturnSM ETN due June 12, 2036, iPath® S&P GSCITM Crude Oil Total Return Index ETN due August 14, 2036, iPath® MSCI India IndexSM due December 18, 2036, iPath® GBP/USD Exchange Rate ETN due May 14, 2037, iPath® JPY/USD Exchange Rate ETN due May 14, 2037, iPath® EUR/USD Exchange Rate ETN due May 14, 2037 and iPath® S&P 500 CBOE BuyWrite Index ETN due May 28, 2037 (the “Pricing Supplements”). The Pricing Supplements supplement the prospectus, dated August 31, 2007, and the prospectus supplement, dated September 4, 2007, filed by the Company with the SEC under the Company’s Registration Statement on Form F-3 (File No. 333-145845).

We hereby confirm to you our opinions as set forth under the heading “Supplemental Tax Considerations” in the Pricing Supplements, subject to the limitations set forth therein.

Very truly yours,

SULLIVAN & CROMWELL LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: September 28, 2007	By:	/s/ Marie Smith
		Name:	Marie Smith
		Title:	Assistant Secretary